

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Michael Cavanaugh
Chief Executive Officer
Vitality Biopharma, Inc.
1901 Avenue of the Stars, 2nd Floor
Los Angeles, CA 90067

>   **Re: Vitality Biopharma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 23, 2021**
>   **File No. 333-259010**

Dear Mr. Cavanaugh:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services